United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number	CUSIP Number 90328S
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		June 30, 2015
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

USA TECHNOLOGIES INC
Full Name of Registrant

Former Name if Applicable
100 Deerfield Lane, Suite 140
Address of Principal Executive Office (Street and Number)
Malvern, PA 19355
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

USA Technologies, Inc. (the “Company”) has determined that it is not able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

The Company’s management assessed the effectiveness of its disclosure controls and procedures and internal control over financial reporting as of June 30, 2015. Based on its assessment, management identified deficiencies in both the design and operating effectiveness of the Company’s internal control over financial reporting, which when aggregated represent a material weakness in internal control. The most significant of these was the process over the reconcilement, analysis and management oversight of certain customer accounts receivable balances related to customer processing and service fees. The procedures in place did not identify a large number of small balance accounts that may be uncollectible and were not appropriately dispositioned, collected, remediated, reserved for and/or written-off. As a result, the Company changed its June 30, 2015 financial results included in its September 10, 2015 press release by increasing its bad debt reserve by approximately $450 thousand resulting in an after-tax charge of approximately $270 thousand relating to these customer accounts receivable. The Company is in the process of evaluating the material weakness and preparing the required disclosures.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

J. Duncan Smith	610	989-0340
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  For a comparison of the Company’s results of operations for the fiscal year and quarter ended June 30, 2015 compared to the fiscal year and quarter ended June 30, 2014, please see the Company’s press release dated September 10, 2015 and furnished as an exhibit to the Company’s Form 8-K dated September 11, 2015. As a result of the change referred to above, the Company anticipates that it will increase its bad debt expense in the approximate amount of $450 thousand, with an approximate after tax charge of $270 thousand. The impact on operating loss, net loss, net income and diluted per share data are as follows:

  • For the fiscal year ended June 30, 2015, the anticipated revision would result in an operating loss of ($240 thousand), a net loss of ($1.089 million) and a diluted net loss per common share of ($.05) compared with an operating income of $210 thousand, a net loss of ($819 thousand) and net loss per diluted common share of ($.04), respectively.

  • For the fiscal quarter ended June 30, 2015, the anticipated revision would result in an operating loss of ($357 thousand), a net loss of ($201 thousand) and a diluted net loss per common share of ($.01) compared with an operating income of $94 thousand, a net income of $69 thousand and a diluted net loss per common share of ($.01), respectively.

USA Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	09-29-2015	By /s/	J. Duncan Smith	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).